SYMANTEC CORPORATION
20330 Stevens Creek Blvd.
Cupertino, California 95014
(408) 517-8000
October 18, 2005
VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Fourth Floor
Washington, D.C. 20549

Attention:	Sara Kalin, Esq.

Re:	Symantec Corporation	Symantec Corporation
	Form S-3 filed August 30, 2005	Form S-3 filed August 30, 2005
	Registration No. 333-127958	Registration No. 333-127959
Acceleration Request

Requested Date:	October 19, 2005

Requested Time:	4:00 p.m. EDT
Ladies and Gentlemen:
          Symantec Corporation, (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make each of the above-captioned Registration Statements on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
          The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SYMANTEC CORPORATION
By:	/s/ Arthur F. Courville
Arthur F. Courville
Senior Vice President, Corporate Legal Affairs and Secretary